As filed with the Securities and Exchange Commission on June 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 1)
___________________

GLOBALOPTIONS GROUP, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))
___________________

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

37946D209
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
___________________

HARVEY W. SCHILLER, Ph.D.
Chairman and Chief Executive Officer
GLOBALOPTIONS GROUP, INC.
75 Rockefeller Plaza
27th Floor
New York, New York 10019
(212) 445-6262
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Robert H. Friedman, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
___________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$937,210	$39.30

*
Estimated solely for purposes of calculating the amount of the filing fee.  This amount assumes that options to purchase 1,142,428 shares of common stock of GlobalOptions Group, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $937,210 will be exchanged pursuant to this offer.  The aggregate value is calculated based upon the Black-Scholes option pricing model as of May 16, 2008.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the aggregate transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $39.30	Filing Party: GlobalOptions Group, Inc.
Form or Registration No.: File No. 005-80846	Date Filed: May 28, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:  ☒

SCHEDULE TO

This Amendment No. 1 (the “Final Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on May 28, 2008 (the “Tender Offer Statement”), and is the final amendment relating to the offer by GlobalOptions Group, Inc. (“GlobalOptions”) to holders of outstanding options to purchase the Company’s common stock granted prior to January 1, 2008, under the Company’s 2006 Long-Term Incentive Plan, 2006 Stock Option Plan or 2005 Stock Option Plan (“Eligible Options”).  The Offer (as defined below) is for holders to cancel their Eligible Options in exchange for restricted stock units (“RSUs”) issued under the 2006 Long-Term Incentive Plan on the terms and conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock filed as Exhibit 99.(a)(1)(A) to the Tender Offer Statement (the “Offer”).

ITEM 4.	TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m. New York Time on Wednesday, June 25, 2008. Pursuant to the Offer, on June 26, 2008 we have accepted for cancellation all Eligible Options that were properly tendered for exchange.  Options to purchase 1,105,188 shares of our common stock were properly tendered for exchange, which represented approximately 96.7% of all Eligible Options.  Subject to the terms and conditions of the Offer, on June 26, 2008 we granted 368,503 RSUs in exchange for the options tendered and accepted in the Offer.

ITEM 12.	EXHIBITS.

See Index of Exhibits below.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALOPTIONS GROUP, INC.

By:	/s/ Harvey W. Schiller
Harvey W. Schiller, Ph.D.
Title:	Chairman and Chief Executive Officer

Dated: June 26, 2008

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock, dated May 28, 2008.*
99.(a)(1)(B)	Form of Email Accompanying Distribution of the Offer.*
99.(a)(1)(C)	Form of Election Form.*
99.(a)(1)(D)	Form of Withdrawal Form.*
99.(a)(1)(E)	Form of Confirmation of Receipt Emails.*
99.(a)(1)(F)	Form of Reminder Emails.*
99.(a)(1)(G)	Form of Email Reporting Results to Tendering Option Holders.*
99.(a)(1)(H)	Press Release.*
99.(a)(1)(I)	GlobalOptions Group, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2007, filed with the Securities Exchange Commission on March 28, 2008 and incorporated herein by reference.
99.(a)(1)(J)	GlobalOptions Group, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2008, filed with the Securities Exchange Commission on May 14, 2008 and incorporated herein by reference.
99.(a)(1)(K)	Press Release Announcing Final Results of Tender Offer.**
99.(b)	Not applicable.
99.(d)(1)
2006 Long-Term Incentive Plan, filed as Exhibit 10.1 to GlobalOptions Group, Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on December 11, 2006 and incorporated herein by reference.

99.(d)(2)
2006 Stock Option Plan, filed as Exhibit 10.1 to GlobalOptions Group, Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on June 16, 2006 and incorporated herein by reference.

99.(d)(3)
2005 Stock Option Plan, filed as Exhibit 99.1 to GlobalOptions Group, Inc. Current Report on Form 8-K filed with the Securities Exchange Commission on August 11, 2005 and incorporated herein by reference.

99.(d)(4)	Form of Notice of Grant of Restricted Stock Units.*
99.(g)	Not applicable.
99.(h)	Not applicable.
* Previously filed with original Tender Offer Statement on Schedule TO filed on May 28, 2008.
** Filed herewith.